Consent of Independent Registered Public Accounting Firm

We consent to the reference of our Firm under the caption "Interest of Experts", and to the incorporation by reference in the following Registration Statements:

Form F-10 nos. No. 333-253122 pertaining to the registration of Preferred Shares and Debt Securities of AltaGas Ltd. and the use herein of our report dated February 25, 2021, with respect to the consolidated balance sheets as at December 31, 2020 and 2019 and the consolidated statements of income, consolidated statements of comprehensive income (loss), consolidated statements of equity and consolidated statements of cash flows for each of the years in the two -year period ended December 31, 2020, included in this Annual Report on Form 40-F.

Calgary, Alberta                                      /s/ Ernst & Young LLP
February 25, 2021                              Chartered Professional Accountants